EXHIBIT

<u>Agreement of Joint Filing</u>

The Reporting Persons agree that a single Schedule 13G (and any amendment thereto) relating to the Common Shares of Beneficial Interest of RLJ Lodging Trust shall be filed on behalf of each the Reporting Persons.

RM TRADING OF FLORIDA LLC

May 7, 2026

By _____
Roger Beit, its Manager

May 7, 2026

_____
Roger Beit

May 7, 2026

_____
Mark Paley